Exhibit 99.22

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 – NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC. (the “Corporation”)

2015 Peel Street

5th Floor

Montreal, Québec

Canada H3A 1T8

ITEM 2 – DATE OF MATERIAL CHANGE

May 30, 2018.

ITEM 3 – NEWS	RELEASE

A news release describing this material change was issued by the Corporation on May 30, 2018 via “GLOBE NEWSWIRE”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4 – SUMMARY	OF MATERIAL CHANGE

On May 30, 2018, the Corporation entered into an agreement with a syndicate of underwriters led by RBC Capital Markets pursuant to which the underwriters have agreed to purchase from the Corporation and sell to the public US$50,000,000 aggregate principal amount of convertible unsecured senior notes due June 30, 2023 at a price of US$1,000 per Note.

ITEM 5 – FULL	DESCRIPTION OF MATERIAL CHANGE

On May 30, 2018, the Corporation entered into an agreement with a syndicate of underwriters led by RBC Capital Markets pursuant to which the underwriters have agreed to purchase from the Corporation and sell to the public US$50,000,000 aggregate principal amount of convertible unsecured senior notes due June 30, 2023 (the “Notes”) at a price of US$1,000 per Note (the “Offering”).

The underwriters will also have the option to purchase up to an additional US$7,500,000 aggregate principal amount of Notes to cover over-allotments, if any, and for market stabilization purposes, during the 30 days following the closing of the Offering.

The Notes will be direct, senior, unsecured obligations of the Corporation and will bear interest at a rate of 5.75% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on December 31, 2018. The Notes will be convertible at the holder’s option into common shares of the Corporation at a conversion price of US$14.85 per common share, representing a conversion rate of 67.3401 common shares per US$1,000 principal amount of Notes.

The Notes will not be redeemable by the Corporation prior to June 30, 2021. On or after June 30, 2021 and prior to the maturity date, the Notes may be redeemed by the Corporation, in whole or in part from time to time, on not more than 60 days and not less than 40 days prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the volume-weighted average trading price of the Corporation’s common shares on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 130% of the conversion price.

The Corporation intends to use the net proceeds of the Offering to fund payments totaling US$23,850,000 due under the Third Amendment of the EMD Serono Termination Agreement, the approval and commercialization of Trogarzo™ in Europe and other jurisdictions and for other general corporate purposes, including potential acquisitions in the execution of its business plan.

The Notes will be offered by way of a short form prospectus in all of the provinces of Canada and may also be offered by way of private placement in the United States.

Closing of the Offering is expected to occur on or about June 19, 2018, and is subject to the receipt of all required regulatory approvals including that of Toronto Stock Exchange.

The Notes and the common shares issuable upon the conversion or redemption of the Notes have not been registered under the U.S. Securities Act of 1933, as amended. Accordingly, the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933 and other applicable securities laws.

ITEM 6 – RELIANCE	ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 – OMITTED	INFORMATION

Not applicable.

ITEM 8 – EXECUTIVE	OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Corporation at (514) 336-4804, ext. 288.

ITEM 9 – DATE	OF REPORT

June 5, 2018.

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